EXHIBIT 12.1

Mid-America Apartment Communities, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations	$224,402	$350,745	$150,946	$37,692	$61,204
Equity in loss (income) of unconsolidated entities	(241)	2	(6,009)	(338)	223
Income tax expense	1,699	1,673	2,050	893	803
Income from continuing operations before equity in loss (income) of unconsolidated entities and income tax expense	225,860	352,420	146,987	38,247	62,230
Add:
Distribution of income from investments in unconsolidated entities	1,999	6	15,964	9,768	12,164
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	132,020	123,999	125,675	81,067	63,807
Deduct:
Capitalized interest	2,073	1,655	1,722	2,089	2,318
Total Earnings (A)	$357,806	$474,770	$286,904	$126,993	$135,883
Fixed charges and preferred dividends:
Interest expense	$129,947	$122,344	$123,953	$78,978	$61,489
Capitalized interest	2,073	1,655	1,722	2,089	2,318
Total Fixed Charges (B)	$132,020	$123,999	$125,675	$81,067	$63,807
Preferred dividends, including redemption costs	307	—	—	—	—
Total Fixed Charges and Stock Dividends (C)	$132,327	$123,999	$125,675	$81,067	$63,807

Ratio of Earnings to Fixed Charges (A/B)	2.7 x	3.8 x	2.3 x	1.6 x	2.1 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	2.7 x	3.8 x	2.3 x	1.6 x	2.1 x